SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated April 10, 2017, filed by the Company with the Bolsa de Comercio de Buenos Aires  and theComisión Nacional de Valores.

By letter dated April 10, 2017, the Company reported additional information to what was informed in the annual financial statements as of June 30, 2016 and the corresponding notes regarding the stake of IDB Development Corporation Ltd. ("IDBD") in Clal Insurance Enterprise Holdings Ltd. ("Clal").

In this regard, it is reported that on April 5, 2017, the District Court of Tel Aviv-Jaffa ordered Mr. Moshe Terry, trustee of 51% of Clal shares, as decided by the Israeli Commission of Capital Markets, Insurance and Savings (the “Trustee”), to sell 5% of Clal shares under his administration in a period of 30 days, in accordance with the order made by the Commissioner.

The court found that the Commissioner exercised reasonable and proportional discretion in ordering the sale, which should be made at the best possible price and that, after completion, the Commissioner should exercise its discretion and analyze the circumstances of the case before each opportunity to order new sales.

As a consequence, IDBD is evaluating courses of action, including the possibility of filing an appeal against such ruling.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: April 10, 2017